

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via Email</u>
Mr. Dominick Ragone
Chief Financial Officer
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

> **Re:** **Icahn Enterprises L.P.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 001-09516**

Dear Mr. Ragone:

We have reviewed your response letter dated July 5, 2011 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2010</u>

1. We note your response to our prior comment number one however we reissue in part. Your response did not address the reason for the difference in the two fair values which according to your response in your letter dated June 7, 2011 were both calculated as of November 15, 2010. Please also explain why you believe the fair value of $19.50 per share as determined, with the assistance of the third-party appraiser, rather than the price

of Tropicana's common stock traded in the privately negotiated transaction at $13.75 per share is appropriate for calculating the gain or loss in the transaction.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief